Natural Resource Partners L.P.
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

May 13, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Natural Resource Partners LP

Form 10-K for the Fiscal Year ended December 31, 2023

Filed March 7, 2024

File No. 001-31465

Ladies and Gentlemen:

Set forth below are the responses of Natural Resource Partners LP (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2024, with respect to our Annual Report on Form 10-K for the Fiscal Year ended December 31, 2023, filed with the Commission on March 7, 2024 (the “2023 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties, page 10

1.           We note that you own a 49% non-controlling equity interest in Sisecam Wyoming LLC, the operations of which include a trona mine and soda ash refinery, and that the activity and account balances reported for this interest appear to be material to your business.

On page 3 you explain that you have not provided certain disclosures regarding mineral property interests because you are “a royalty company” and do not have access to the information that would be necessary to support such disclosures. However, given that your accounting policy for the interest in Sisecam Wyoming LLC is predicated on having significant influence, and considering that it appears to be an indirect economic interest in the mining property, rather than a royalty, streaming, or similar right, the individual property disclosures prescribed by Item 1304 of Regulation S-K may be required.

Please submit the revisions that you propose to address this concern. For example, it appears that you should include (i) a map showing the location of the property, being accurate to within one mile and using an easily recognizable coordinate system, (ii) the mineral resources and reserves that are attributable to your interest, and (iii) other associated details. Please refer to subparagraphs (a)(1)(i), (b)(1)(i), (d), (e) and (f) of Item 1304 of Regulation S-K for additional guidance.

Please also obtain and file a technical report summary as an exhibit to your annual report to support the disclosures as required by Item 1302(b) of Regulation S-K. Please ensure that the qualified persons involved in preparing the technical report summary include all of the information required by Item 601(b)(96) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment regarding our interest in Sisecam Wyoming LLC (“Sisecam Wyoming”). As the Staff noted, we own a 49% limited liability company interest in Sisecam Wyoming, a trona ore mining and soda ash production business. Sisecam Chemicals Wyoming LLC (“SCW LLC”) owns the other 51% and controls and operates the company. We do not operate and are not involved in the day-to-day operation of the trona ore mine or soda ash production plant.

Under Sisecam Wyoming’s Limited Liability Company Agreement (the “Sisecam Wyoming LLCA”), we have the right to appoint three of the seven members of the Board of Managers of Sisecam Wyoming, and we and have certain limited negative controls and approval rights related to Sisecam Wyoming’s utilization of mined sodium minerals, but SCW LLC controls the Board and all other business decisions, including decisions with respect to distributions and capital expenditures. We also have certain limited information rights with respect to Sisecam Wyoming, including the right to receive certain monthly financial information (income statement, balance sheet, cash flow statement, etc.) and operations information (safety performance, environmental performance, production, capital expenditures, etc.), and the right to receive certain annual information related to the company’s budget and outlook.

We acknowledge that our interest in Sisecam Wyoming is not a royalty interest subject to treatment under Item 1302(b)(3)(ii), Item 1303(a)(3) and Item 1304(a)(2) of Regulation S-K. In promulgating these provisions, however, the Commission explained that these limitations simply extended to holders of royalty and streaming interests “the general rules governing the situation when required information is unknown or not reasonably available.” 83 Fed. Reg. 66354 (Dec. 26, 2018). The “general rule” referenced by the Commission in that rulemaking is located in Rule 12b-21 under the Securities Exchange Act of 1934 (“Rule 12b-21”). Under Rule 12b-21:

“Information required need be given only insofar as it is known or reasonably available to the registrant. If any required information is unknown and not reasonably available to the registrant, either because the obtaining thereof would involve unreasonable effort or expense, or because it rests peculiarly within the knowledge of another person not affiliated with the registrant, the information may be omitted, subject to the following conditions.

(a) The registrant shall give such information on the subject as it possesses or can acquire without unreasonable effort or expense, together with the sources thereof.

(b) The registrant shall include a statement either showing that unreasonable effort or expense would be involved or indicating the absence of any affiliation with the person within whose knowledge the information rests and stating the result of a request made to such person for the information.”

Securities and Exchange Commission

May 13, 2024

As a minority interest owner in Sisecam Wyoming, we do not have access to the information required to prepare the technical reports used to determine reserves under Subpart 1300 of Regulation S-K. The rules require that reserve estimates be based on and disclosures include technical reports prepared using extensive mine-specific geological and engineering data, as well as market and cost assumptions that we as a minority interest owner do not have, including, but not limited to (a) site infrastructure costs; (b) processing plant costs; (c) detailed analysis of environmental compliance and permitting requirements; (d) detailed baseline studies with impact assessment; and (e) detailed tailings disposal, reclamation and mitigation plans. This information rests particularly within the knowledge of the operators of Sisecam Wyoming, which we do not control. Moreover, since we hold an interest in Sisecam Wyoming itself, there are no “reserves that are attributable” to our interests in this entity within the meaning of your question.

We have requested the requisite information from Sisecam Wyoming, and we were told that they would not be preparing this information. Our rights under the Sisecam Wyoming LLCA do not include a right to require Sisecam Wyoming to prepare the technical report summaries or provide the information necessary to prepare our own technical report summaries under the rules.

We intend to update our property disclosures in future filings to comply with the conditions set forth in Rule 12b-21, including by adding a statement indicating the absence of any control/affiliation with Sisecam Wyoming and stating the result of our request for the information.

2.           We note that you present equity in the earnings of Sisecam Wyoming LLC as revenue in your segment disclosures on page 61 and in your recent earnings release.

Please revise disclosures that present or reference the net earnings associated with your interest, including any future disclosures made when reporting earnings, as necessary to include an appropriate line caption and narratives that differentiate the measure from revenue and clearly conveys the manner of its compilation.

RESPONSE:

We acknowledge the Staff’s comment regarding our presentation of the net earnings associated with our interest in Sisecam Wyoming LLC. We intend to present equity in earnings of Sisecam Wyoming as a separate line caption in our segment information disclosures in future filings and earnings releases as follows:

The following table summarizes certain financial information for each of the Partnership's business segments:

	Operating Segments
			Corporate and
(In thousands)	Mineral Rights	Soda Ash	Financing	Total
For the Year Ended December 31, 2023
Revenues	$293,656	$—	$—	$293,656
Equity in earnings of Sisecam Wyoming	—	73,397	—	73,397
Gain on asset sales and disposals	2,956	—	—	2,956
Operating and maintenance expenses	32,058	257	—	32,315
Depreciation, depletion and amortization	18,471	—	18	18,489
General and administrative expenses	—	—	26,111	26,111
Asset impairments	556	—	—	556
Other expenses, net	—	—	14,103	14,103
Net income (loss)	245,527	73,140	(40,232)	278,435
As of December 31, 2023
Total assets	$516,844	$276,549	$4,483	$797,876

*         *         *         *         *

Securities and Exchange Commission

May 13, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stancell Haigwood of Vinson & Elkins L.L.P. at (212) 237-0035.

Very truly yours,

NATURAL RESOURCE PARTNERS L.P.

By: NRP(GP) LP, its general partner
By: GP Natural Resource Partners LLC, its general partner

By:	/s/ Philip T. Warman
Name:	Philip T. Warman
Title:	General Counsel

cc:         K. Stancell Haigwood, Vinson & Elkins L.L.P.